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                               November 9, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed November 7,
2023
                                                            File No. 333-272908

       Dear Daniel Jones:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2023 letter.

       Amendment No. 7 to Registration Statement on Form S-1

       Risk Factors
       General Risks Affecting Our Business
       We will be required to raise additional funds prior to the maturity date of the Merger Note to repay such Note and our other outstanding..., page 25

   1. We note your response to comment one that the maturity date of the Merger Note is now
                                                        April 30, 2024. Please
update this risk factor to reflect that new maturity date.
       Capitalization, page 37

   2. Please expand note (1) to clearly explain that the joint and several debt will not be released until the
Merger Note is paid in full, and explain here, or provide a cross reference to a
discussion on the company's plans for Merger Note repayment.
 Daniel Jones
SeqLL, Inc.
November 9, 2023
Page 2
Unaudited Pro Forma Condensed Combined Balance Sheets
Note 3: Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 68

3. We note your response to prior comment four, but are unable to locate an adjustment to
      Current Liabilities for the $20,000,000 Merger Note. Please advise.
4. Please revise adjustment 2(d) to clearly explain the assumptions involved in adjusting notes payable pursuant to Item 11-02(a)(8) of Regulation S-X. Additionally, the note should clearly list the components of the adjustment, or the adjustments should be listed separately in the adjustment column on the pro forma balance sheet.
5. We note your response to prior comment three that Lyneer has only reflected the $35 million of debt obligations it expects to be responsible for repayment; however, we note that the joint and several debt will not be released until the Merger
Note is paid in full, and
      that you believe you do not have sufficient liquidity and capital resources to pay the
      Merger Note in full when due. Additionally, we note that Lyneer and IDC do not expect to cure events of default on the existing indebtedness prior to the November 17, 2023 forbearance extension. It therefore appears that the historical notes payable should not be adjusted, and that the total amount of Lyneer's historical notes payable should be classified as current in the pro forma balance sheet. Please revise or expand your disclosure to clearly explain how the consummation of transactions supporting the current presentation have occurred or are probable pursuant to Item 11-01(a)(8) of Regulation S-
      X. Please note that changes in presentation should also be made to the pro forma as adjusted column in the Capitalization table on page 37.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any other questions.



                                                             Sincerely,
FirstName LastNameDaniel Jones
                                                             Division of
Corporation Finance
Comapany NameSeqLL, Inc.
                                                             Office of Trade &
Services
November 9, 2023 Page 2
cc:       Eric M. Hellige
FirstName LastName